

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 23, 2009

Terry Lee, Chief Executive Officer
Heartland, Inc.
1501 Cumberland Gap Parkway
Middlesboro, KY 40965

> **RE: Heartland, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-27045**

Dear Mr. Lee:

We have reviewed your response letter dated January 20, 2009, and have the following additional comments.

1. We note your response to prior comment 1. Item 308T(a)(3) of Regulation S-B requires a statement as to whether or not internal control over financial reporting is effective. Your disclosure does not include this required statement. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting. Ensure all amended and future filings include the latest certifications, as discussed in our prior comments.

2. We note your response to prior comment 2. Your elimination of certain operating segments and belief you have an operating segment currently generating positive cash flow does not mitigate the requirements for discussion of liquidity and capital resources described in our prior comment. Please address the requirements of Item 303 of Regulation S-K and refer to Section 501.03(a) of the FRC and SEC Release 33-8350 in all future filings.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief